UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Sunrise USA, Incorporated
(Name of Issuer)

Common Shares, $0.0001 Par Value Per Share
(Title of Class of Securities)

86770P-20-0
(CUSIP Number)

Darren Jensen, 892 North 340 East, American Fork, UT 84003 (801) 756-3885
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2006
(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Darren Jensen

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)  [   ]
         (b)  [   ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS:    PF and OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E):  [   ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:    United States of America

7.      SOLE VOTING POWER:    2,854,268 Shares

8.      SHARED VOTING POWER:    0 shares

9.      SOLE DISPOSITIVE POWER:    2,854,268 Shares

10.    SHARED DISPOSITIVE POWER:   0 shares

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON:    2,854,268 Shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:*   [   ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    7.85%

14.    TYPE OF REPORTING PERSON*:    IN

Darren Jensen hereby submits this Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "Commission").

ITEM 1. SECURITY AND ISSUER

This Statement relates to common shares, $0.0001 par value (the “Common Shares”), of Sunrise U.S.A. Incorporated, a corporation organized under the laws of Nevada (the “Issuer”).  The Issuer’s principal executive office and mailing address is 892 North 340 East, American Fork, Utah 84003.

ITEM 2. IDENTITY AND BACKGROUND

(a)   This Statement is being filed on behalf of Darren Jensen (the “Reporting Person”).

(b)   Reporting Person’s business address is Sunrise U.S.A. Incorporated, 892 North 340 East, American Fork, Utah 84003.

(c)   Reporting Person’s present principal occupation is as the Secretary and a member of the board of directors of the Issuer. The Issuer’s address is Sunrise U.S.A. Incorporated, 892 North 340 East, American Fork, Utah 84003.

(d)   During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f)   Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

August 15, 2006 Reporting Person received 2,554,268 of the Issuer’s Common Shares in accordance with the terms of the Share Exchange Agreement dated June 7, 2006 entered into by and among Sunrise, Pukka USA, Inc. (“Pukka”), Paul Ressler and Leonard DuCharme, the principal shareholders of Pukka, and all of other Pukka shareholders.

The Reporting Person used personal funds (PF) in the cash acquisition of his shares of Pukka USA, Inc. and exchanged his shares of Pukka USA, Inc. for his shares of Sunrise U.S.A. Incorporated (OO) (the “Sunrise Shares”).

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Sunrise Shares for investment purposes and may acquire additional Common Shares of the Issuer or securities convertible into Common Shares of the Issuer, or may dispose of the same, through market transactions or otherwise.  The Reporting Person is an executive officer and a member of the board of directors of the Issuer and in this capacity he will have influence on the activities and policies of the Issuer including but not limited to acquisitions, financing, issuance of Issuer securities, dividend policies, etc.

(a)     The Reporting Person has no other plans for the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b)     The Reporting Person has no other plans for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries other than as herein disclosed;

(c)     The Reporting Person has no other plans for sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries other than as herein disclosed;

(d)     The Reporting Person has no other plans for any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than as herein disclosed;

(e)     The Reporting Person has no other plans for any material change in the present capitalization or dividend policy of the Issuer other than as herein disclosed;

(f)     The Reporting Person has no other plans for any change in the Issuer's charter or by-laws that may impede the acquisition of control of the Issuer by any person other than as herein disclosed;

(g)     The Reporting Person has no other plans for causing a class of the Issuer's securities to cease to be authorized for quotation or to be quoted in an inter-dealer quotation system of a registered national securities association other than as herein disclosed;

(h)     The Reporting Person has no other plans for a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 other than as herein disclosed; or

(i)     The Reporting Person has no other plans for any action similar to any of those enumerated above other than as herein disclosed.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)     The only interest in the securities of the Issuer which the Reporting Person holds is the interest which has been described herein.

As of the date hereof, the Issuer has 36,323,543 Common Shares issued and outstanding.

(b)   The Reporting Person named herein is the sole owner of 2,854,268 shares of the Common Stock of Issuer and has sole power to vote or to direct the vote and has sole power to dispose or to direct the disposition of these shares.  Reporting Person has no shared power to vote or to direct the vote and has no shared power to dispose or to direct the disposition of any shares of Issuer.

(c)   On August 15, 2006, Reporting Person acquired 2,854,268 shares.

(d)   Inapplicable.

(e)   Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The Share Exchange Agreement dated June 7, 2006 included as Exhibit 10.1 with SEC Form 8-K as filed by the Issuer with the Commission on June 13, 2006 (Commission file number 000-50370) is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2006
Date

/s/ DARREN JENSEN
Darren Jensen